SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                          FUTURE PETROLEUM CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  390916 100
                                 (CUSIP Number)

                                   TIM J. GOFF
                              BARGO ENERGY COMPANY
                            700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                (713) 236-9799
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 14, 1998
                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _______________

      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            BARGO OPERATING COMPANY, INC.

      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [X]
                                                            (b)   [ ]

      (3)   SEC Use Only

      (4)   Source of Funds

            (SEE ITEM 3)

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      (6)   Citizenship or Place of Organization

            Texas

Number of   (7)   Sole Voting Power                  0
Shares Bene-      ____________________________________________________________
ficially    (8)   Shared Voting Power           4,944,859
Owned by          ____________________________________________________________
Each Report-(9)   Sole Dispositive Power
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power      4,944,859

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            4,944,859

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [   ]

      (13)  Percent of Class Represented by Amount in Row (11)
            35.5%

      (14)  Type of Reporting Person (See Instructions)
            CO

CUSIP No. _______________

      (1)   Names of Reporting Person (entities only)

            Tim J. Goff

      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [X]
                                                            (b)   [ ]

      (3)   SEC Use Only

      (4)   Source of Funds

            (SEE ITEM 3)

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      (6)   Citizenship or Place of Organization

            Texas

Number of   (7)   Sole Voting Power                  0
Shares Bene-      ____________________________________________________________
ficially    (8)   Shared Voting Power           4,944,859
Owned by          ____________________________________________________________
Each Report-(9)   Sole Dispositive Power
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power      4,944,859

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            4,944,859

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [ ]

      (13)  Percent of Class Represented by Amount in Row (11)
            35.5%

      (14)  Type of Reporting Person (See Instructions)
            IN

CUSIP No. _______________

      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            BARGO ENERGY RESOURCES, LTD.

      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [X]
                                                            (b)   [ ]

      (3)   SEC Use Only

      (4)   Source of Funds

            (SEE ITEM 3)

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      (6)   Citizenship or Place of Organization

            Texas

Number of   (7)   Sole Voting Power                  0
Shares Bene-      ____________________________________________________________
ficially    (8)   Shared Voting Power           4,944,859
Owned by          ____________________________________________________________
Each Report-(9)   Sole Dispositive Power
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power      4,944,859

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            4,944,859

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [   ]

      (13)  Percent of Class Represented by Amount in Row (11)
            35.5%

      (14)  Type of Reporting Person (See Instructions)
            PN

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Future Petroleum Corporation, a Utah corporation (the "Issuer" or "Future"). The address of the principal executive offices of the Issuer is 2351 West Northwest Highway, Suite 2130, Dallas, Texas 75220.

ITEM 2.     IDENTITY AND BACKGROUND.

      The following persons ("Reporting Persons") are jointly filing this
Schedule 13D:

      Bargo Energy Resources, Ltd. ("Bargo LP") is a Texas limited partnership. Bargo LP's principal business address and office is located at 700 Louisiana, Suite 3700, Houston, Texas 77002. The principal business of Bargo LP is the acquisition, development and exploration of oil and gas properties.

      Bargo Operating Company, Inc. ("Bargo Operating") is a Texas corporation. Bargo Operating is the general partner of Bargo LP. Bargo Operating's principal business address and office is located at 700 Louisiana, Suite 3700, Houston, Texas 77002. The principal business of Bargo Operating is to act as general partner of Bargo LP.

      Tim J. Goff is a resident of Harris County, Texas. His principal business address and office is located at 700 Louisiana, Suite 3700, Houston, Texas 77002. Mr. Goff's principal occupation is manager and general partner of Bargo Energy Company, a Texas partnership, which is engaged in the business of an independent oil and gas production company.

      MERGER AGREEMENT; DEBT RESTRUCTURING AND ELECTION OF DIRECTORS

      On August 14, 1998, Bargo LP, SCL-CAL Company, a Texas corporation and wholly owned subsidiary of Bargo LP, Future and a wholly owned subsidiary of Future entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which SCL-CAL Company was merged, effective as of August 14, 1998 (the "Merger"), with and into the Future subsidiary. Pursuant to the Merger, Bargo LP received 4,694,859 shares of Future Common Stock and a warrant (the "Warrant") to purchase 250,000 shares of Future Common Stock with an exercise price of $0.43 per share. The Warrant may be exercised at any time prior to August 14, 2003. The assets of SCL-CAL Company were primarily working interests in oil and gas properties located in California.

      Simultaneously with the Merger, Future renewed and extended certain indebtedness owed to Energy Capital Investment Company PLC, an English company ("EnCap PLC"), and EnCap Equity 1994 Limited Partnership, a Texas limited partnership ("EnCap LP" and, together with EnCap PLC, the "EnCap Entities"). In connection with the renewal and extension, EnCap PLC and EnCap LP were issued 1,373,097 and 1,471,782 shares of Common Stock, respectively. Based on information provided to the Reporting Persons by the EnCap Entities, the Reporting Persons believe that EnCap PLC and EnCap LP beneficially owned 2,269,886 and 2,424,973 shares of Common Stock, respectively, following such acquisitions.

      In the Merger Agreement, Future agreed to cause the resignation of Mr. Robert Price and Mr. Don Wm. Reynolds, Jr. as directors of the Company, to increase the size of the Board of Directors to seven persons and to appoint Messrs. Tim J. Goff, Thomas D. Barrow, D. Martin Phillips and Gary R. Petersen as directors of the Company. The effective date of such resignations and appointments was August 21, 1998.

      SHAREHOLDERS' AGREEMENT

      In connection with the Merger, Bargo LP, the EnCap Entities, Mr. B. Carl Price, Mr. Don Wm. Reynolds (Mr. Price and Mr. Reynolds are referred to as the "Price Group") and Future entered into a Shareholders' Agreement. Based on information provided to Bargo by the other parties to the Shareholders' Agreement, the following sets forth the number of shares of Common Stock beneficially owned by the parties to the Shareholders Agreement.


                                                DERIVATIVE      TOTAL SHARES
                           SHARES OUTSTANDING   SECURITIES    BENEFICIALLY OWNED
                          --------------------- -----------   ------------------
       NAME                  NUMBER       %                      NUMBER     %(2)
                          ----------    ----                  ----------    ----
Bargo LP. ............     4,694,859    34.3    250,000        4,944,859    35.5
EnCap PLC ............     2,269,886    16.6       --          2,269,886    16.6
EnCap LP. ............     2,424,973    17.7       --          2,424,973    17.7
Mr. Price ............     1,089,149     8.0    633,508(1)     1,722,657    12.0
Mr. Reynolds .........       753,362     5.5       --            753,362     5.5
                          ----------    ----    -------       ----------    ----
   Total .............    11,132,229    81.2    837,720       11,969,949    86.5
                          ==========    ====    =======       ==========    ====


(1) Includes 587,200 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following August 14, 1998, under an employment agreement with Future. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following August 14, 1998, if he converted all of his salary into shares of Common Stock.

(2) In accordance with regulations of the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities owned by such stockholder.

      The parties to the Shareholders' Agreement have agreed to cause the Board of Directors of Future to be composed of seven persons. Each party has further agreed to vote their shares of Common Stock in connection with the election of directors of the Company for two nominees of Bargo LP, two nominees of the EnCap Entities and three nominees of the Price Group. In addition, the parties to the Shareholders' Agreement have agreed that one of the nominees of Bargo LP will be the Chairman of the Board of Directors of the Company.

      The parties to the Shareholders' Agreement have also granted each other the right of first refusal with respect to proposed transfers of their Common Stock. The right of first refusal provides that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must first offer the shares to the other stockholders at the price at which such Common Stock is proposed to be sold. The right of first refusal does not apply to the following transactions ("Exempt Transfers"): sales of Common Stock in compliance with Rule 144, pursuant to a registration statement filed with the SEC or transfers by a stockholder to its equity owners (provided the equity owner agrees to be bound by the Shareholders' Agreement).

      The parties to the Shareholders' Agreement have also granted each other tag along rights with respect to the proposed sale of their Common Stock. The tag along rights provide that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must, if requested by the other stockholders, cause the purchase, for the same purchase price and on the same terms, of a proportionate number of shares of Common Stock owned by such other stockholders. The tag along rights do not apply to Exempt Transfers.

      The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to form a group composed of the parties to the Shareholders' Agreement.

      BYLAW AMENDMENTS

      Pursuant to the terms of an Agreement, dated August 14, 1998, B. Carl Price, the EnCap Entities and Bargo LP have agreed to amend ("By Law Amendments") the By-Laws of the Company to provide that, for so long as Bargo LP is entitled to nominate one or more persons to the Board of Directors of the Company as provided in the Shareholders' Agreement, without the approval of one of the directors nominated by Bargo LP, the Company cannot take certain actions, including, without limitation, (i) incur or be liable for indebtedness other than indebtedness under the Company's credit facility with a commercial bank, obligations under operating leases entered into in the ordinary course of the Company's business, and purchase money indebtedness in an aggregate principal amount not to exceed $200,000 at any time; (ii) merge or consolidate with or into any other business entity; (iii) sell, transfer, lease, exchange, alienate or dispose of certain assets; (iv) make any expenditure or commitment or incur any obligation or enter into or engage in any transaction except in the ordinary course of business (which ordinary course of business includes the acquisition, directly or indirectly, of oil and gas properties); or (v) engage in any material transaction with any of its affiliates on terms which are less favorable to it than those which would have been obtainable at the time in arms-length dealing with persons other than such affiliates.

      PLEDGE AGREEMENT

      In connection with the Merger, Future entered into a $20 million credit agreement with a commercial bank. Borrowings under the credit agreement may not exceed a borrowing base initially set at $10.5 million. Pursuant to pledge agreements, each of which is dated August 14, 1998 ("Pledge Agreements"), Bargo LP, the EnCap Entities and the Price Group have pledged their shares of Common Stock to secure Future's borrowings under the credit agreement. If an event of default occurs under the credit agreement, the bank will have the right to vote all of the shares of Future subject to the Pledge Agreements, and following foreclosure on the Common Stock, will have the right to sell the Common Stock as provided in the Pledge Agreements and applicable law.

      IDENTIFICATION OF DIRECTORS, OFFICERS AND CONTROLLING PERSONS

      The name, business address, present principal occupation or employment and the name (if different than the business address) principal business address of any corporation or other organization in which such employment is conducted, of the sole executive officer and director of Bargo Operating (which is the sole general partner of Bargo LP), are set forth below:

                                                                         NAME
                                                                  PRINCIPAL BUSINESS
                                                                     ADDRESS OF
  NAME AND                                                      ORGANIZATION IN WHICH
  BUSINESS    CAPACITY IN WHICH      PRINCIPAL                   PRINCIPAL OCCUPATION
  ADDRESS          SERVES            OCCUPATION                      IS CONDUCTED
Tim J. Goff  President; Secretary   Manager,                   700 Louisiana, Suite 3700
                                    Bargo Energy Company,      Houston, TX  77002
                                    an independent oil and
                                    gas production company

      None of Bargo Operating, Bargo LP, or the individual identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of Bargo Operating, Bargo LP, or the individual identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The individual identified in this Item 2 is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the Merger, all of the asset and liabilities of SCL-CAL Company were transferred to the subsidiary of Future. Bargo LP, as the sole stockholder of SCL-CAL Company, received the Common Stock and Warrants reported herein. The principal assets of SCL-CAL Company were working interests in oil and gas properties located in the South Coles Levee Unit in Kern County, California.

ITEM 4.     PURPOSE OF TRANSACTION.

      Bargo LP acquired its ownership interest in Future for the purpose of holding a substantial ownership position in Future in order to be able to influence the business and management of Future. Bargo, through its nominees on the Board of Directors, intends to actively participate in the business and management of Future. Bargo plans to seek to aggressively grow the reserves and cash flow of Future by acquiring additional oil and gas properties and developing such properties. Pursuant to the Merger Agreement, four of seven directors of Future were designated by Bargo LP and the EnCap Entities, thereby effecting a change in control of Future.

      The parties to the Shareholders' Agreement, voting together as provided in such agreement, have the ability to control Future with respect to the election of directors. Pursuant to the Bylaw amendments, the Bargo LP nominees to the Board of Directors have the right to approve certain transactions. See "Item 2. Identity and Background--Bylaw Amendments."

      The Reporting Persons intend to monitor and evaluate their investment in Future in light of pertinent factors, including oil and gas prices, market conditions, Future's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. The Reporting Persons may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investment or dispose of some or all of the Common Stock.

      Although Bargo LP expects that Future will enter into transactions to purchase additional oil and gas properties, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The following describes the number of shares of Common Stock and Warrants and the percent of outstanding Common Stock owned by the Reporting Persons and the parties to the Shareholders' Agreement. All percentages are based on 6,157,015 shares of Common Stock issued and outstanding on August 14, 1998, as represented by Future in the Merger Agreement, plus the 4,694,859 and 2,844,859 shares of Common Stock issued to Bargo LP and the EnCap Entities on August 14, 1998. Amounts beneficially owned by parties to the Shareholders' Agreement are based on representations and warranties made by such persons in the Shareholders' Agreement.

                                                 DERIVITATE
                             SHARES OUTSTANDING  SECURITIES          TOTAL
                             ------------------ ------------    ----------------

       NAME                   NUMBER       %                     NUMBER     %(2)
                             ---------   ----                   ---------   ----
Bargo ....................   4,694,859   34.3      250,000      4,944,859   35.5
Bargo Operating ..........   4,694,859   34.3(3)   250,000      4,944,859   35.5
Tim J. Goff ..............   4,694,859   34.3(3)   250,000      4,944,859   35.5
EnCap PLC ................   2,269,886   16.6         --        2,269,886   16.6
EnCap LP. ................   2,424,973   17.7         --        2,424,973   17.7
Mr. Price ................   1,089,149    8.0      633,508(1)   1,722,657   12.0
Mr. Reynolds .............     753,362    5.5         --          753,362    5.5

(1) Includes 587,200 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following August 14, 1998 under an employment agreement with Future. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the years the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following August 14, 1998 if he converted all of his salary with shares of Common Stock.

(2) In accordance with SEC regulations under Section 13(d) of the Exchange Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities owned by such stockholder.

(3) Represents shares of Common Stock owned by Bargo.

      All shares of Common Stock owned by Bargo LP are subject to the voting and transfer provisions of the Shareholders' Agreement.

      To the knowledge of Bargo LP, none of the executive officers or directors of Bargo Operating named in Item 2 is the beneficial owner of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except as set forth in Items 3, 4, 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in
Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

      Bargo Operating, as the general partner of Bargo LP, is a party to the Agreement of Limited Partnership of Bargo LP, and pursuant to such agreement has the power to direct the voting and disposition of the Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


        EXHIBIT NUMBER                            DESCRIPTION

         Exhibit 1   -         Joint  Filing  Agreement  dated  August 24,  1998
                               between  Bargo Energy  Resources,  Ltd. and Bargo
                               Operating Company, Inc.

         Exhibit 4.1 -         Shareholders'  Agreement,  dated August 14, 1998,
                               by and among Future Petroleum Corporation,  Bargo
                               Energy    Resources,    Ltd.,    Energy   Capital
                               Investment   Company   PLC,   EnCap  Equity  1994
                               Limited  Partnership,  B. Carl Price, and Don Wm.
                               Reynolds. (Incorporated herein by reference to Exhibit 10.5 to Future Petroleum Corporation's
                               Quarterly  Report on Form  10-QSB  for the Period
                               Ended June 30, 1998.  File No. 000-08609)

         Exhibit 4.2 -         Warrant, dated August 14, 1998, issued to Bargo
                               Energy Resources, Ltd. (Incorporated herein by reference to Exhibit 10.12 to Future Petroleum
                               Corporation's Quarterly Report on Form 10-QSB for the Period Ended June 30, 1998. File No.
                               000-08609)

         Exhibit 4.3 -         Registration  Rights Agreement,  dated August 14,
                               1998,  between Future  Petroleum  Corporation and
                               Bargo  Energy   Resources,   Ltd.   (Incorporated
                               herein by  reference  to  Exhibit  10.1 to Future
                               Petroleum  Corporation's Quarterly Report on Form
                               10-QSB for the Period Ended June 30,  1998.  File
                               No. 000-08609)

         Exhibit 4.4 -         Pledge Agreement,  dated August 14, 1998, between
                               Bargo Energy Resources,  Ltd. and Bank of America
                               National    Trust   and   Savings    Association.
                               (Incorporated  herein  by  reference  to  Exhibit
                               10.13   to   Future    Petroleum    Corporation's
                               Quarterly  Report on Form  10-QSB  for the Period
                               Ended June 30, 1998.  File No. 000-08609)

         Exhibit 4.5 -         Agreement,  dated August 14,  1998,  by and among
                               Carl Price,  Energy  Capital  Investment  Company
                               PLC, EnCap Equity 1994 Limited  Partnership,  and
                               Bargo  Energy   Resources,   Ltd.   (Incorporated
                               herein  by  reference  to  Exhibit  4.3 to Future
                               Petroleum  Corporation's Quarterly Report on Form
                               10-QSB for the Period Ended June 30,  1998.  File
                               No. 000-08609)

         Exhibit 10  -         Agreement and Plan of Merger, dated August 14,
                               1998, by and among Future Petroleum Corporation,
                               Future CAL-TEX Corporation, Bargo Energy
                               Resources, Ltd., and SCL-CAL Company.
                               (Incorporated herein by reference to Exhibit 2.2 to Future Petroleum Corporation's Quarterly
                               Report on Form 10-QSB for the Period Ended June
                               30, 1998.  File No. 000-08609)

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        BARGO OPERATING COMPANY, INC.


                                        By:/S/ TIM J. GOFF
Date:  August 24, 1998                         Tim J. Goff, President


                                        BARGO ENERGY RESOURCES, LTD.


                                        By:/S/ TIM J. GOFF
                                               Tim J. Goff, President of Bargo
                                               Operating Company, its general
Date:  August 24, 1998                         partner


                                           /S/ TIM J. GOFF
Date:  August 24, 1998                         Tim J. Goff

                                INDEX TO EXHIBITS

        EXHIBIT NUMBER                            DESCRIPTION

         Exhibit 1   -         Joint  Filing  Agreement  dated  August 24,  1998
                               between  Bargo Energy  Resources,  Ltd. and Bargo
                               Operating Company, Inc.